Exhibit (e)(13)
COMPENSATION OF DIRECTORS

Pursuant to the Company’s non-employee director compensation program, the Company paid non-employee Directors $5,250 per month from May 2023 through September 2023. On September 1, 2023, the Compensation Committee recommended, and the Board of Directors approved, an increase of the monthly retainer amount paid to non-employee directors to $5,500 per month, effective October 2023. In addition, pursuant to the non-employee director compensation program, the Chairmen of the Audit and Compensation Committees are entitled to be paid an additional $450 and $175 per month, respectively, for such services. The Lead Independent Director is also entitled to an additional $180 per month for such services. In accordance with Company policy, directors who are also employees of the Company do not receive the remuneration described in this paragraph. In addition, non-employee Directors are awarded restricted stock pursuant to the 2021 Non-Employee Director Restricted Stock Plan (the “Director Plan”).

DIRECTOR COMPENSATION TABLE

The following table summarizes the annual compensation for our non-employee directors during our fiscal year ended April 30, 2024, pursuant to our non-employee director compensation policy.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Total ($)
Bruce J. Mantia	66,850	15,350	82,200
Paul J. Plante	64,750	15,350	80,100
Thomas W. Rieck	70,150	15,350	85,500
Dilip S. Vyas	66,910	15,350	82,260
Linda K. Frauendorfer	64,750	15,350	80,100

(1)
On October 2, 2023, the Company granted 5,000 shares to each non-employee Director pursuant to the Director Plan. A total of 25,000 restricted shares were granted which vested six months from the date of grant.

(2)
Represents the aggregate grant date fair value of stock awards granted on October 2, 2023, computed in accordance with FASB ASC Topic 718. The aggregate number of shares of common stock of the Company granted pursuant to the Director Plan for each non-employee Director was as follows: Mr. Mantia, 5,000 shares; Mr. Plante, 5,000 shares; Mr. Rieck, 5,000 shares; Mr. Vyas, 5,000 shares; Ms. Frauendorfer 5,000 shares.

SUMMARY COMPENSATION TABLE

The individuals listed in the following table are referred to as our “Named Executive Officers” throughout this Proxy Statement. The following table sets forth a summary of all compensation paid by the Company for its fiscal years ended April 30, 2024, and 2023 to the Company’s Named Executive Officers:

Name and Principal Position		Salary ($)		Bonus ($)	Option Awards ($)		All Other Compensation ($)		Total ($)
Gary R. Fairhead	2024	350,000	(1)	—	—		6,486	(3)	356,486
Chief Executive Officer	2023	347,692	(1)	172,000	—		4,615	(3)	524,307
John P. Sheehan	2024	340,472		—	67,800	(2)	2,000	(3)	410,272
President	2023	276,923		160,000	—		2,000	(3)	438,923
Rajesh B. Upadhyaya	2024	319,837		—	67,800	(2)	12,552	(3)	400,189
Executive Vice President,	2023	306,077		160,000	—		25,193	(3)	491,270
West Coast Operations

(1)
Although Gary R. Fairhead served as a Director in fiscal years 2024 and 2023, he did not receive any compensation for serving in such capacity as it is Company policy to compensate only non-employee Directors.

(2)
Represents the grant date fair value of stock options granted during fiscal year 2024 computed in accordance with FASB ASC Topic 718. For additional detail on the valuation assumptions regarding these option awards, see Note O to the Company’s financial statements for fiscal year 2024, which are included in the Company’s Annual Report on Form 10-K for fiscal year 2024 filed with the SEC.

(3)	Includes match and contributions to the Company’s 401(k) plan made by the Company and compensation for unused vacation.

EXECUTIVE COMPENSATION

The Employee Bonus Plan

On November 16, 2023, the Board of Directors adopted the SigmaTron International, Inc. Employee Bonus Plan for Fiscal Year 2024 (“Employee Plan”) applicable to all U.S. payroll non-union employees of the Company (“Employee Participants”), all full-time employees of the Company with a corporate position of vice president or higher (“Officers”) and all employees designated by the Company as an executive officer pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (“Executive Officers”).

The stated purpose of the Employee Plan is to align stockholder, employee, and officer objectives, to motivate employees of the Company and to increase stockholder value. The Employee Plan is administered and interpreted by the Board and, in its entirety, is subject to amendment, suspension or termination by the Board.

The Employee Plan provided for a Bonus Pool that would be calculated as a percentage of Pre-Tax Income (as defined in the Employee Plan) pursuant to the scale set forth in the Employee Plan. Pursuant to the Employee Plan, the Company’s Chief Executive Officer would submit to the Compensation Committee a recommendation (i) of target objectives for each Executive Officer and (ii) for a specified percentage or dollar allocation of the Bonus Pool for each Executive Officer and Officer, individually, and all of the Employee Participants, in the aggregate. The Compensation Committee would then review such submissions for recommendation to the Board. Awards to Executive Officers under the Employee Plan would be based, in part, on the Executive Officer achieving the Executive Officer’s specified target objectives and, in any event, would be subject to the sole discretion of the Board and contingent upon the Company’s compliance with its covenants under its credit facilities. However, because the Company had a pre-tax loss for fiscal year 2024, no bonuses were earned by the Executive Officers under the Employee Plan for fiscal year 2024.

Termination of Employment and Change in Control Plan

The Company adopted an Amended and Restated Change in Control Severance Payment Plan in March 2014 (as amended, the “CIC Plan”), which covers Named Executive Officers and certain other Officers of the Company (each a “CIC Participant”). Under the terms of the CIC Plan, each CIC Participant is entitled to the payment of severance pay in the event such CIC Participant’s employment with the Company is involuntarily terminated within twenty-four months of a “change in control” of the Company, as defined in the CIC Plan. The amount of severance pay to which a CIC Participant may be entitled under the CIC Plan is a function of the CIC Participant’s average W-2 income (excluding taxable earnings attributable to the exercise of stock options) paid by the Company to such CIC Participant for five calendar years ending immediately prior to the change in control.

In general, for purposes of the CIC Plan, a change in control will be deemed to have occurred when (a) the acquisition by an entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 20% in the aggregate of the outstanding capital stock of the Company entitled to vote for the election of directors, (b) as a result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, the persons who are directors of the Company before the transaction shall cease to constitute a majority of the board or the board of directors of any successor to the Company, (c) the Company becomes a party to a merger, consolidation or share exchange in which either (i) the Company will not be the surviving company or (ii) the Company will be the surviving company and any outstanding shares of common stock of the Company will be converted into shares of any other company (other than a reincorporation or the establishment of a holding company involving no change of ownership of the Company) or other securities or cash or other property (excluding payments made solely for fractional shares), (d) more than 50% of the assets and business of the Company are sold, transferred or assigned to, or otherwise acquired by, any other unrelated entity or entities, or (e) all or substantially all of the assets and business of a CIC Participant’s operation are sold, transferred or assigned to, or otherwise acquired by, any other unrelated entity or entities (“Change in Control”). In general, a CIC Participant’s employment will be deemed to have been involuntarily terminated under the CIC Plan in the event of such employee’s termination by the Company for a reason other than (w) for cause (as defined in the Plan), (x) death, (y) disability, or (z) that employee’s voluntary retirement or resignation except on account of the reasons set forth in the CIC Plan (which in general would result in a constructive discharge).

The CIC Plan provides for automatic reduction of the amounts to be paid out under the CIC Plan in the event such amounts would constitute “parachute payments” under the Internal Revenue Code. Disputes concerning the CIC Plan and benefits under the CIC Plan are subject to arbitration.